UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number: 1-14536

PartnerRe Ltd.

(Translation of registrant’s name into English)

Wellesley House South

90 Pitts Bay Road

Pembroke HM08

Bermuda

(441) 292-0888

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report on Form 6-K and the exhibits hereto shall be deemed to be incorporated by reference as exhibits to the Registration Statement of PartnerRe Ltd., PartnerRe Finance B LLC and PartnerRe Finance C LLC on Form F-3 (File No. 333-231716) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits are filed herewith in connection with the issuance of the 3.700% Senior Notes due 2029 (the “Notes”) by PartnerRe Finance B LLC (the “Company”), subject to an unconditional guarantee (the “Guarantee”) from PartnerRe Ltd. (the “Guarantor”), pursuant to the shelf registration statement of the Company and the Guarantor on Form F-3 (File No. 333-231716).

EXHIBIT INDEX

Exhibit

1.1

Underwriting Agreement, dated June 12, 2019, among the Company, the Guarantor, and Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., Goldman Sachs & Co. LLC and HSBC Securities (USA) Inc. as representatives of the several Underwriters named therein.

4.1	Second Supplemental Indenture, dated as of June 19, 2019, among the Company, the Guarantor, and The Bank of New York Mellon, as Trustee.
4.2	Second Supplemental Senior Debt Securities Guarantee Agreement, dated as of June 19, 2019, between the Guarantor and The Bank of New York Mellon, as Guarantee Trustee.
5.1	Opinion of Conyers Dill & Pearman Limited, Bermuda counsel to the Guarantor, as to certain matters under Bermuda law.
5.2	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, as to the validity of the Notes and the Guarantee under New York law.
23.1	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1 above).
23.2	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.2 above).
99.1	Press Release of PartnerRe Ltd., dated June 19, 2019.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PartnerRe Ltd.

Date: June 19, 2019	By:	/s/ Mario Bonaccorso
		Name:	Mario Bonaccorso
		Title:	Executive Vice President and Chief Financial Officer

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